CARTER HENRY'S, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020

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	2020
Operating Income	
Revenue	$ -
Cost of Goods Sold	-
Gross Profit	-
Operating Expense	
Payroll	-
Rent	2,500
General & Administrative	1,069
Depreciation	-
Legal & Professional	-
Formation Expenses	100
	3,669
Net Loss from Operations	(3,669)
Other Income (Expense)	-
Net Loss	$ (3,669)

CARTER HENRY'S, LLC
BALANCE SHEET
DECEMBER 31, 2020

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2020

ASSETS

CURRENT ASSETS		
Cash	$	-
Inventory		-
TOTAL CURRENT ASSETS		-
NON-CURRENT ASSETS		
Fixed Assets		-
Accumulated Depreciation		
TOTAL NON-CURRENT ASSETS		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' EQUITY

NON-CURRENT LIABILITIES		
Related Party Loan		3,669
TOTAL LIABILITIES		3,669
MEMBERS' EQUITY		
Contributed Capital		-
Retained Deficit		(3,669)
TOTAL MEMBERS' EQUITY		(3,669)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	-

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CARTER HENRY'S, LLC
STATEMENT OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31 2020

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	2020
Cash Flows From Operating Activities	
Net Loss For The Period	$ (3,669)
Depreciation & Amortization	-
Change in Inventory	-
Net Cash Flows From Operating Activities	(3,669)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	-
Net Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	
Issuance of Related Party Loan	3,669
Increase in Contributed Capital	-
Net Cash Flows From Financing Activities	3,669
Cash at Beginning of Period	-
Net Increase In Cash	-
Cash at End of Period	$ -

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